UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

KENNEDY-WILSON HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

489398 10 7

(CUSIP Number)

William J. McMorrow 9701 Wilshire Blvd., Suite 700 Beverly Hills, CA 90212 Telephone Number: (310) 887-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 489398 10 7
1.	Names of Reporting Persons. William J. McMorrow
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,305,079(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,305,079(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,305,079(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13.	Percent of Class Represented by Amount in Row (11) 33.1%
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 90,851 shares of common stock beneficially owned by Leslie McMorrow, Mr. McMorrow’s wife, and 52,821 shares of common stock beneficially owned by Tyler McMorrow, Mr. McMorrow’s son. Mr. McMorrow disclaims beneficial ownership of the shares owned by his wife and son.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed with the Securities and Exchange Commission (the “Commission”) on behalf of William J. McMorrow (the “Reporting Person”) relating to shares of common stock, par value $0.0001 per share (“Common Stock”) of Kennedy-Wilson Holdings, Inc., a Delaware corporation (the “Company”). This Amendment modifies the original Schedule 13D filed on behalf of the Reporting Person with the Commission on December 4, 2009, as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) The Reporting Person is the beneficial owner of an aggregate of 13,305,079(1), or 33.1%, of the total outstanding shares of Common Stock.

(b) The Reporting Person holds sole power to vote and dispose of 13,305,079(1) shares of Common Stock.

(c) Transactions in the shares of Common Stock made by the Reporting Person during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d) To the knowledge of the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

(e)	Not applicable.

(1)	Includes 90,851 shares of Common Stock beneficially owned by Leslie McMorrow, the Reporting Person’s wife, and 52,821 shares of Common Stock beneficially owned by Tyler McMorrow, the Reporting Person’s son. The Reporting Person disclaims beneficial ownership of the shares owned by his wife and son.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety to read as follows:

Pursuant to the terms of that certain Shareholders Agreement, dated as of August 13, 2010 (the “Shareholders Agreement”), by and among the Company, Fairfax Financial Holdings Limited, a Canadian corporation (together with its successors and assigns, “Fairfax”), the Reporting Person and the William J. McMorrow Revocable Trust (the “Trust”), the Reporting Person and the Trust have agreed: (a) to vote all of the shares of Common Stock held by them in favor of the person designated by Fairfax to be elected to the Company’s Board of Directors; and (b) that in connection with certain proposed transfers of the Company’s securities Fairfax shall have the right to sell a proportionate number of securities on the same terms, subject to certain conditions.

The description set forth above of the Shareholders Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to the text of the Shareholders Agreement, which is filed as an Exhibit to this Amendment.

Item 7.	Material to be Filed as Exhibits.

The following is filed herewith as an exhibit:

Ex. 1	Shareholders Agreement, dated August 13, 2010, between Fairfax Financial Holdings Limited, Kennedy-Wilson Holdings, Inc., William J. McMorrow and the William J. McMorrow Revocable Trust (incorporated by reference to Exhibit 10.3 to the Form 8-K, filed by Kennedy-Wilson Holdings, Inc. on August 16, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2011	/S/ WILLIAM J. MCMORROW
William J. McMorrow

SCHEDULE A

The following table sets forth all transactions in the shares of Common Stock made by the Reporting Person during the past sixty days. All of the transactions set forth below were made in the open market.

Shares of Common Stock (Sold)	Price Per Share($)	Date of Sale
(350)	10.00	12/31/10
(4,200)	10.00	01/03/11
(5,636)	10.0012*	01/04/11
(5,847)	10.0015*	01/05/11
(3,972)	10.0078*	01/06/11
(59,995)	10.0086*	01/0711
(9,900)	10.1503*	01/10/11
(15,413)	10.1826*	01/11/11
(150,687)	10.2773*	01/12/11
(50,000)	10.50	01/13/11

*	Represents a weighted average price.